Joan S. Guilfoyle Senior Counsel 901 New York Avenue NW 3rd Floor East Washington, DC 20001-4432	Direct 202.524.8467 Main 202.618.5000 Fax 202.618.5001 jguilfoyle@loeb.com

February 23, 2023

Pearlyne Paulemon
Jeffrey Gabor
Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CO2 Energy Transition Corp. Draft Registration Statement on Form S-1 Submitted December 21, 2022 CIK No. 0001956648

Dear Ms. Paulemon and Mr. Gabor:

On behalf of our client, C02 Energy Transition Corp., a Delaware corporation (the ” Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated January 17, 2023 (the “Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted for confidential review on December 21, 2022. Concurrent herewith, we are publicly filing the Company’s Registration Statement reflecting the changes set forth below (the “Registration Statement”) as well as updated financial information and changes reflecting changes in the terms of the proposed offering. For ease of reference, we have reproduced the comments below in bold with our response following each comment.

Draft Registration Statement on Form S-1 submitted December 21, 2022

Risk Factors

If we seek stockholder approval of our initial business combination, our sponsor, directors, officers, advisors..., page 37

1.	We note disclosure that your sponsor, officers, directors, advisors and their affiliates may purchase shares in the open market from public shareholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

RESPONSE: The disclosure has been revised to reflect the guidance in C&DI 166.01 in accordance with the Staff’s comment.

Los Angeles     New York     Chicago     Nashville     Washington, DC     San Francisco     Beijing     Hong Kong     www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Pearlyne Paulemon Jeffrey Gabor February 23, 2023 Page 2

We may issue our shares to investors in connection with our initial business combination at a price..., page 64

2.	We note your disclosure that you may issue shares to investors in PIPE transactions that may be less, and potentially significantly less, than the market price for your shares at such time. Please expand your disclosure to describe how the terms of such financings may impact public shareholders.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment.

Management, page 114

3.	Please clarify the business experience of E. Will Gray II during the past five years as required by Item 401(e) of Regulation S-K.

RESPONSE: Mr. Gray’s business experience has been clarified in response to the Staff’s comment.

General

4.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE: A new Risk Factor has been added on page 43 in response to the Staff’s comment.

* * * * *

Pearlyne Paulemon Jeffrey Gabor February 23, 2023 Page 3

Please call me at (202) 524-8467 if you have any additional questions.

Sincerely,

/s/ Joan S. Guilfoyle
Joan S. Guilfoyle
Senior Counsel